SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Matav – Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

7 June 2005	Matav – Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS

TO BE HELD ON JULY 7, 2005

        NOTICE IS HEREBY GIVEN that a Special General Meeting of Shareholders (the “Meeting”) of Matav – Cable Systems Media Ltd. (“we,” the “Company” or “Matav”) will be held on Thursday, July 7, 2005 at 11:00 a.m. (Israel time) at the offices of the Company, 42 Pinkas Street, North Industrial Area, Netanya, Israel.

The agenda of the Meeting is as follows:

(1)	To approve Meir Srebernik to serve as both our Chairman of the Board of Directors and Chief Executive Officer for a period of up to three years;

(2)	To clarify and approve revisions to terms of compensation to Meir Srebernik, the Chairman of the Board of Directors; and

(3)	To transact such other business as may properly come before the meeting or any adjournment thereof.

        The close of business on June 5, 2005 is the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and return the enclosed proxy as promptly as possible (and no later than 24 hours prior to the time set for the Meeting) in the enclosed envelope.

         Joint holders of shares should take note that, pursuant to Article 12(e) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

By Order of the Board of Directors, Ori Gur-Arieh General Counsel and Company Secretary

Date: June 7, 2005

PROXY STATEMENT

Matav – Cable Systems Media Ltd.
42 Pinkas Street
North Industrial Area
Netanya, Israel

SPECIAL MEETING OF SHAREHOLDERS

        This Proxy Statement is furnished to holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Matav – Cable Systems Media Ltd. (“we,” the “Company” or “Matav”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) for use at the Special General Meeting of Shareholders of the Company (the “Meeting”) or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held on Thursday, July 7, 2005 at 11:00 a.m. (Israel time) at the offices of the Company, 42 Pinkas Street, North Industrial Area, Netanya, Israel.

Purpose of the Meeting

        It is proposed to adopt the following resolutions at the Meeting: (1) to approve Meir Srebernik to serve as both our Chairman of the Board of Directors and Chief Executive Officer for a period of up to three years; and (2) to clarify and approve revisions to terms of compensation to Meir Srebernik, the Chairman of the Board of Directors.

Voting and Proxies

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and return the enclosed proxy as promptly as possible (and no later than 24 hours prior to the time set for the Meeting) in the enclosed envelope.

        Upon the receipt of a properly executed proxy in the form enclosed, at least 24 hours prior to the Meeting, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the directions of the shareholders executing the proxy. In absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted in favor of the resolutions listed above, and on such matters as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date (provided that such written notice or later dated proxy will be received no later than 24 hours prior to the time set for the Meeting) or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about June 7, 2005. Directors, Officers and employees of the Company, none of whom will receive additional compensation therefore, may also solicit proxies by telephone, facsimile or other personal contact.

        The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable expenses of such forwarding will be borne by the Company.

Record Date; Number of Outstanding Shares; Quorum

        Only holders of record of Ordinary Shares at the close of business on June 5, 2005 are entitled to notice of, and to vote at, the Meeting. On June 5, 2005, there were 30,222,774 outstanding Ordinary Shares with voting rights. Each outstanding Ordinary Share is entitled to one vote on each matter to be voted at the Meeting.

        At least two shareholders of Ordinary Shares holding or representing at least 40% of the voting rights in the Company constitute a quorum for the Meeting.

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PROPOSALS

ITEM 1 – Approval for Meir Srebernik
to Serve as both Chairman of the Board and Chief Executive Officer

        According to the Israeli Companies Law, the chairman of the board of a public company is permitted to serve also as the chief executive officer only if approved by the shareholders. The shareholders may give such approval for a period of up to three years from the date of approval.

        Mr. Amit Levin has been our Chief Executive Officer since October 1999. He has notified us that he will step down from his office effective as of the date of the Meeting, i.e., July 7, 2005. Meir Srebernik has served as a member of our board since March 2002 and as our Chairman since September 2004. Our board of directors believes that it is in the best interest of our company to appoint him as our Chief Executive Officer to replace Mr. Levin. Even if this matter is approved, Mr. Srebernik, if nominated by our Board of Directors, will be required to stand for reelection as a director at each annual general meeting of our shareholders. In addition, his service as Chairman of the Board and as Chief Executive Officer will each continue to be at the pleasure of our Board of Directors.

A brief biography of Mr. Srebernik follows:

Meir Srebernik, age 46, has been a director of Matav since March 2002 and its Chairman since September 2004. Mr. Srebernik was the CEO of Dankner Investments Ltd. from February 2002 to August 2004 and served as a director of various other companies, including Matav Investments Ltd., Cable Systems Media Haifa- Hadera Ltd., ICP- Israeli Cable Programming Company Ltd., Matav Assets Ltd., Matav Infrastructure Ltd., Nonstop Internet (1999) Ltd., Dankner Assets Ltd., Dankner Assets Haifa (1996) Ltd., Dankner Constructions and Development Ltd., Dankner Investments in Real Estate (USA) Ltd., Neot Dankner Maintenance & Services (1982) Ltd., Drorim Mall Ltd., Rehovot Shopping and Transport Center Management Company Ltd., Dankner Transportation Ltd., Dankner Communications Ltd., Connect TV Ltd., and Nonstop Ventures Ltd. Between 1995 and 2000, he was the president and CEO of Netia Holding SA, a leading Polish alternative fixed line telecommunications company. He has also served as the head of the cable TV division of the Israeli Ministry of Communications from 1987 to 1993; as VP of Telecommunications of Dankner Investments Ltd. from 1993 to 1994, and as a director of Pelephone Communications Ltd., one of the four mobile phone operators in Israel, in 2001. Mr. Srebernik has a B.A. degree in economics and business administration from the Hebrew University, Jerusalem.

Vote Required

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that (i) the shares voting in favor of such resolution include at least two-thirds of the shares present at the Meeting and held by shareholders who are not, and do not vote on behalf of, “controlling shareholders” (as such term is defined in the Companies Law) or (ii) the total number of shares voted by such non-controlling shareholders against such resolution does not exceed one percent (1%) of the aggregate voting rights in the company.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the shareholders of the Company hereby authorize and approve Meir Srebernik to serve as both the Company’s Chairman of the Board and Chief Executive Officer for a period of up to three years following the date of this resolution.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

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ITEM 2 – Compensation to the Chairman of the Board of Directors

        The Israeli Companies Law requires that the terms of compensation of a director, including the grant of stock options, be approved by the audit committee, the board of directors and thereafter the company’s shareholders.

        Meir Srebernik has been a director of Matav since March 2002 and is serving as Matav’s Chairman since September 2004. In November 2004, Matav’s shareholders approved, among other things, the terms of compensation to Mr. Srebernik and authorized our management to negotiate and execute an employment agreement setting forth such terms. On May 24, 2005, our Audit Committee and Board of Directors approved certain revisions to Mr. Srebernik’s employment agreement, none of which revisions are related to the proposal to appoint him as Chief Executive Officer (see Item 1 above). To avoid any doubt about the authority of the Company to make such changes to Mr. Srebernik’s compensation, it is proposed to adopt a clarifying resolution at the Meeting that authorizes the Company’s management to make such revisions, which include the following:

—	The options (exercisable into 302,205 Ordinary Shares) granted to Mr. Srebernik under our 2003 Israeli Option Plan (the “2003 Plan”) (i) will vest in 36 monthly equal installments commencing from the date of grant (rather than over three years, as previously approved) and (ii) the adjustment to the exercise price thereof to account for dividends will be made regardless of the timing of declaration of such dividends (rather than only if such dividends are distributed within 24 months of the declaration as provided under the 2003 Plan);

—	The monthly gross salary (NIS 57,100) will be linked to the Israeli Consumer Price Index; and

—	Revisions to other terms relating to Mr. Srebernik’s social benefits, including (i) contribution by Matav for work disability insurance in the framework of Mr. Srebernik’s managers insurance fund; (ii) increasing the portion of Matav’s contribution in Mr. Srebernik’s managers insurance fund on account of a portion of his salary; and (iii) clarification of the events of termination deemed to be without cause for purposes of Matav’s obligation to transfer to Mr. Srebernik managers insurance and other pension funds accrued therefor. It should be noted that the value of the benefits granted by virtue of such revisions to Mr. Srebernik’s social benefits is insignificant (Matav currently values such benefits at up to approximately NIS 3,500 per month).

Vote Required

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the revisions to the terms of compensation to Mr. Meir Srebernik as described in the Proxy Statement be, and they hereby are, approved; and that the management of the Company may make such amendments and modifications to the employment agreement of Mr. Srebernik as they deem fit to reflect the same; provided that any such amendments or modifications have been approved by the Audit Committee and Board of Directors.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

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OTHER MATTERS

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the items described in this Proxy Statement.

By Order of the Board of Directors, Ori Gur-Arieh General Counsel and Company Secretary

Date: June 7, 2005

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